Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259069

Prospectus Supplement No. 5

(To Prospectus dated February 16, 2022)

QUALTEK SERVICES INC.

11,614,000 Shares

Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 16, 2022 (the “Prospectus”), related to the resale from time to time of up to 11,614,000 shares of Class A common stock, $0.0001 par value, of QualTek Services Inc. (“Class A Common Stock”) including 6,937,500 shares of Class A Common Stock issuable upon the exchange of common units of QualTek HoldCo, LLC and shares of our Class B common stock underlying the Pre-PIPE Notes issued to certain accredited investors in the Pre-PIPE Investment and 4,676,500 shares of Class A Common Stock issued to certain accredited investors in the PIPE Investment upon the closing of the Business Combination (all undefined capitalized terms are as defined in the Prospectus), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on The Nasdaq Capital Market under the symbols “QTEK” and “QTEKW,” respectively. On September 16, 2022, the closing price of our Class A Common Stock was $1.35 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A Common Stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Class A Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 16, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 16, 2022

QualTek Services Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40147	83-3584928
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Sentry Parkway E, Suite 200 Blue Bell, Pennsylvania	19422
(Address of principal executive offices)	(Zip Code)

(484) 804-4585

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	QTEK	The Nasdaq Stock Market LLC
Warrants	QTEKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.Other Events.

On February 14, 2022, QualTek Services, Inc (the “Company”, formerly known as Roth CH Acquisition III Co.) consummated its acquisition of QualTek Holdco, LLC (the “Business Combination”). As a result of the Business Combination, the shares and corresponding equity amounts and loss per share related to the Company’s Class A Units prior to the Business Combination have been retroactively recast to reflect the post-Business Combination common stock capital structure in the audited consolidated financial statements of QualTek Holdco, LLC as of and for the years ended December 31, 2021 and 2020.  The retrospective recast of equity amounts had no effect on the reported results of operations or cash flows.

This Current Report on Form 8-K, including Exhibit 99.1 hereto, is being filed solely to recast financial information and related disclosures contained in the Company’s Current Report on Form 8-K/A (the “8-K/A”), originally filed with the Securities and Exchange Commission (the “SEC”), to reflect post-Business Combination common stock capital structure.

Except as specifically set forth in Exhibit 99.1, no revisions have been made to the 8-K/A to update for other information, developments or events that have occurred since the 8-K/A was filed with the SEC. This Form 8-K does not purport to update the “Unaudited pro forma condensed combined financial information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in the 8-K/A. Exhibit 99.1 should be read in conjunction with the 8-K/A and subsequent filings with the SEC, including our Form 10-Qs for the quarters ended April 2, 2022 and July 2, 2022 and our Current Reports on Form 8-K. These subsequent SEC filings contain important information regarding forward-looking statements, events, developments, and updates affecting us and our expectations that have occurred since the filing of the 8-K/A. The information contained in Exhibit 99.1 is not an amendment to, or a restatement of, the 8-K/A.

Item 9.01.     Financial Statement and Exhibits.

(d)	Exhibits.
Exhibit No.	Description
23.1	Consent of RSM US LLP.
99.1	Recast audited financial statements of QualTek Holdco, LLC as of and for the years ended December 31, 2021 and 2020.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUALTEK SERVICES INC.

Date: September 16, 2022	By:	/s/ Christopher S. Hisey
	Name:	Christopher S. Hisey
	Title:	Chief Executive Officer

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-264428) on Form S-8 of QualTek Services Inc. of our report dated April 1, 2022, except for the effects of the reverse recapitalization described in the Nature of business section of Note 1 as to which the date is September 16, 2022, relating to the consolidated financial statements of BCP QualTek Holdco, LLC, appearing in this Current Report on Form 8-K of QualTek Services Inc.

/s/ RSM US LLP

Blue Bell, Pennsylvania

September 16, 2022

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors

BCP QualTek Holdco, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BCP QualTek Holdco, LLC and Subsidiary (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, changes in equity (deficit) and cash flows for the years ended December 31, 2021 and 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2012.

Blue Bell, Pennsylvania

April 1, 2022, except for the effects of the reverse recapitalization described in the Nature of business section of Note 1, as to which the date is September 16, 2022

BCP QUALTEK HOLDCO, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share information)

	December 31,
	2021	2020
Assets
Current assets:
Cash	$606	$76
Accounts receivable, net of allowance	201,845	174,797
Inventories, net	5,409	5,765
Prepaid expenses	12,140	3,459
Other current assets	2,021	1,592
Current assets of discontinued operations	4,502	6,534
Total current assets	226,523	192,223
Property and equipment, net	50,682	33,794
Intangible assets, net	364,174	345,816
Goodwill	28,723	58,522
Other long-term assets	1,657	1,241
Non-current assets of discontinued operations	—	9,272
Total assets	$671,759	$640,868
Liabilities and (Deficit) / Equity
Current liabilities:
Current portion of long-term debt and capital lease obligations	$127,375	$27,249
Current portion of contingent consideration	9,299	9,968
Accounts payable	60,726	55,749
Accrued expenses	52,986	65,172
Contract liabilities	14,773	14,945
Current liabilities of discontinued operations	2,048	3,365
Total current liabilities	267,207	176,448
Capital lease obligations, net of current portion	19,851	15,959
Long-term debt, net of current portion and deferred financing fees	418,813	397,464
Contingent consideration, net of current portion	21,457	8,161
Distributions payable	11,409	11,409
Non-current liabilities of discontinued operations	—	1,793
Total liabilities	738,737	611,234
Commitments and contingencies (Notes 8 and 12)
(Deficit) / Equity:
Preferred shares, 25,000 shares authorized, issued and outstanding as of December 31, 2020	—	25,000
Class A common stock, $0.0001 par value; 500,000,000 shares authorized, 11,923,941 and 10,989,751 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1	1
Class B common stock, $0.0001 par value; 500,000,000 shares authorized, 13,085,488 and 11,173,776 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1	1
Additional paid in capital	252,593	208,322
Accumulated deficit	(320,080)	(204,086)
Accumulated other comprehensive income	507	396
Total (deficit) / equity	(66,978)	29,634
Total liabilities and equity	$671,759	$640,868

See notes to the consolidated financial statements.

BCP QUALTEK HOLDCO, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share information)

	For the Years Ended
	December 31,
	2021	2020
Revenue	$612,241	$656,524
Costs and expenses:
Cost of revenues	502,688	597,583
General and administrative	50,994	47,049
Transaction expenses	3,826	988
Loss on legal settlement	2,600	—
Change in fair value of contingent consideration	(4,780)	(7,081)
Impairment of goodwill	52,487	28,802
Depreciation and amortization	53,675	46,475
Total costs and expenses	661,490	713,816
Loss from operations	(49,249)	(57,292)
Other income (expense):
Gain on sale/ disposal of property and equipment	587	729
Interest expense	(50,477)	(37,659)
Loss on extinguishment of convertible notes	(2,436)	—
Total other expense	(52,326)	(36,930)
Loss from continuing operations	(101,575)	(94,222)
Loss from discontinued operations	(8,851)	(3,865)
Net loss	(110,426)	(98,087)
Other comprehensive income (loss):
Foreign currency translation adjustments	111	239
Comprehensive loss	$(110,315)	$(97,848)
Earnings per share:
Net loss per share - continuing operations – basic and diluted	$(8.70)	$(8.87)
Net loss per share – discontinued operations – basic and diluted	(0.75)	(0.35)
Net loss per share – basic and diluted	$(9.45)	$(9.22)
Weighted average Class A common shares outstanding – basic and diluted	11,859,955	10,989,751

See notes to the consolidated financial statements.

BCP QUALTEK HOLDCO, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in thousands, except share information)

									Accumulated
									Other
	Preferred Shares		Class A Shares		Class B Shares		Additional Paid-	Accumulated	Comprehensive	Total Equity
	Shares	Amount	Shares	Amount	Shares	Amount	in-Capital	Deficit	Income	(Deficit)
Balance, January 1, 2020	25,000	$25,000	10,989,751	$1	11,173,776	$1	$208,322	$(99,323)	$157	$134,158
Tax distributions	—	—	—	—	—	—	—	(6,676)	—	(6,676)
Other comprehensive loss	—	—	—	—	—	—	—	—	239	239
Net loss	—	—	—	—	—	—	(98,087)	—	(98,087)
Balance, December 31, 2020	25,000	$25,000	10,989,751	$1	11,173,776	1	$208,322	$(204,086)	$396	$29,634

Issuance of common stock	—	—	934,190	—	683,344	—	15,000	—	—	15,000
Issuance of common stock - non-return	—	—	—	—	—	—	367	—	—	367
Beneficial conversion feature on convertible notes	—	—	—	—	—	—	16,904	—	—	16,904
Acquisitions (see Note 4)	—	—	—	—	1,228,368	—	12,000	—	—	12,000
Paid in kind preferred share distribution	—	5,568	—	—	—	—	—	(5,568)	—	—
Preferred shares exchanged for convertible notes	(25,000)	(30,568)	—	—	—	—	—	—	—	(30,568)
Other comprehensive income	—	—	—	—	—	—	—	—	111	111
Net loss	—	—	—	—	—	—	—	(110,426)	—	(110,426)
Balance, December 31, 2021	—	$—	11,923,941	$1	13,085,488	$1	$252,593	$(320,080)	$507	$(66,978)

See notes to the consolidated financial statements.

BCP QUALTEK HOLDCO, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(110,426)	$(98,087)
Loss from discontinued operations	8,851	3,865
Adjustments:
Depreciation, amortization and accretion of debt discount	64,734	46,474
Impairment of goodwill	52,487	28,802
Loss on extinguishment of convertible notes	2,436	—
Amortization of debt issuance costs	4,795	3,090
Change in fair value of contingent consideration	(4,780)	(7,081)
Provision for bad debt expense	1,867	3,619
Gain on disposal of property and equipment	(587)	(729)
Changes in assets and liabilities:
Accounts receivable	(11,638)	52,524
Inventories	514	2,111
Prepaid expenses and other assets	(8,627)	(262)
Accounts payable and accrued liabilities	(14,042)	(16,244)
Contract liabilities	(2,595)	(3,525)
Net cash (used in) provided by operating activities from continuing operations	(17,011)	14,557
Net cash used in operating activities from discontinued operations	(931)	(1,100)
Net cash (used in) provided by operating activities	(17,942)	13,457

Cash flows from investing activities:
Purchases of property and equipment	(3,014)	(4,808)
Proceeds from sale of property and equipment	833	881
Acquisition of businesses, net of cash acquired (see Note 4)	(45,849)	—
Net cash used in investing activities from continuing operations	(48,030)	(3,927)
Net cash provided by (used in) investing activities from discontinued operations	4,498	(36)
Net cash used in investing activities	(43,532)	(3,963)

Cash flows from financing activities:
Proceeds from line of credit, net of repayments	27,796	13,283
Proceeds from convertible notes - related party	5,000	—
Repayment of convertible notes - related party	(5,000)	—
Proceeds from convertible notes	44,400	—
Repayment of long-term debt	(9,564)	(9,564)
Payments for financing fees	(2,295)	(113)
Payments of acquisition related contingent consideration	—	(6,000)
Payments of capital leases	(9,585)	(5,160)
Proceeds from issuance of equity	15,367	—
Tax distributions to members	—	(1,197)
Net cash provided by (used in) financing activities from continuing operations	66,119	(8,751)
Net cash used in financing activities from discontinued operations	(2,746)	(961)
Net cash provided by (used in) financing activities	63,373	(9,712)
Effect of foreign currency exchange rate (translation) on cash	83	59
Net increase (decrease) in cash	1,982	(159)
Cash:
Beginning of year	169	328
End of year	$2,151	$169
Balances included in the consolidated balance sheets:
Cash	$606	$76
Cash included in current assets of discontinued operations	1,545	93
Cash at end of year	$2,151	$169

Supplemental disclosure of cash flow information:
Cash paid for:
Interest from continuing operations	$31,801	$34,908
Interest from discontinued operations	$195	$189
Non-cash investing and financing activities:
Assets acquired under capital leases from continuing operations	$9,804	$18,289

See notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of BCP QualTek Holdco, LLC (collectively with its subsidiaries, “QualTek”, “BCP QualTek”, the “Company”, “we”, “our”, or “us”) is presented to assist in understanding the Company’s consolidated financial statements (“financial statements”). The financial statements and notes are the responsibility of the Company’s management, who is responsible for their integrity and objectivity.

Nature of business: The Company is a leading provider of communication infrastructure services and renewable solutions and disaster recovery services, delivering a full suite of critical services to major telecommunications and utility customers throughout North America.

We operate in two reportable segments, which reflects the way performance is assessed and resources are allocated by our Chief Executive Officer, who is our chief operating decision maker. Our Telecom segment provides engineering, construction, installation, network design, project management, site acquisition and maintenance services to major telecommunication, utility, and cable carriers in various locations in the United States. Our Renewables and Recovery Logistics segment provides businesses with continuity and disaster recovery operations as well as new fiber optic construction services and maintenance and repair services for renewable energy, commercial and utilities customers across the United States.

On February 14, 2022, BCP QualTek Holdco, LLC and Roth CH Acquisition III Co. (“ROCR”) consummated the business combination (“Business Combination”), pursuant to the terms of the Business Combination Agreement dated June 16, 2021 resulting in the Company becoming a publicly listed company. The combined company changed its name from Roth CH Acquisition III Co. to QualTek Services Inc. and BCP QualTek Holdco, LLC changed its name to QualTek Holdco, LLC.  As a result of the Business Combination, the shares and corresponding equity amounts and loss per share related to the Company’s Class A Units prior to the Business Combination have been retroactively restated to reflect the post-Business Combination Common Stock capital structure of QualTek Services, Inc.   See Note 15 for additional information.

Principles of presentation: The accompanying financial statements, including the accounts of QualTek and its wholly owned subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany transactions and balances have been eliminated in consolidation.

Discontinued operations: The Company presents discontinued operations when there is a disposal of a component group or a group of components that in our judgment represents a strategic shift that will have a major effect on our operations and financial results. We aggregate the results of operations for discontinued operations into a single line item in the consolidated statements of operations and comprehensive loss for all periods presented. Assets and liabilities of the discontinued operations are aggregated and reported separately as assets and liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2021 and 2020. Throughout these financial statements, unless otherwise indicated, amounts and activity are presented on a continuing operations basis. See Note 3 for additional information.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates and assumptions relate to the recognition of contract revenues under the cost-to-cost method of progress, fair value estimates, the allowance for doubtful accounts, long-lived assets and intangible assets, asset impairment (including goodwill and other long-lived assets), valuation of assets acquired and liabilities assumed in business combinations, and acquisition-related contingent consideration. These estimates are based on historical experience and various other assumptions that management believes to be reasonable under the current facts and circumstances. Actual results could differ from those estimates.

Accounts receivable: The Company’s accounts receivable are due primarily from major telecommunication and utility companies operating within the United States and are carried at original contract amount less an estimate for uncollectible amounts based on historical experience. Management determines the allowance for doubtful receivables by regularly evaluating individual customer receivables and considering a customer’s financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company generally does not require collateral. Accounts receivable are considered past due if any portion of the receivables balance is outstanding for more than one day beyond the contractual due date. The Company does not charge interest on past due accounts.

The Company is party to non-recourse financing arrangements in the ordinary course of business, under which certain receivables are settled with the customer’s bank in return for a nominal fee. Discount charges related to these arrangements, which are included within interest expense, totaled $1,003 thousand and $1,713 thousand for the years ended December 31, 2021 and 2020, respectively.

Contract assets: Contract assets include unbilled amounts typically resulting from arrangements whereby complete satisfaction of a performance obligation and the right to payment are conditioned on completing additional tasks or services under the terms of the contract.

Contract liabilities: Contract liabilities consist of amounts invoiced to customers in excess of revenue recognized. The Company’s contract assets and liabilities are reported in a net position on a contract by contract basis at the end of each reporting period. As of December 31, 2021 and 2020, the contract liabilities balance is classified as a current liability as uncompleted contracts are typically resolved within one year and not considered significant financing components.

Cash: Cash includes cash on hand and deposits with banks.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash and accounts receivable.

The Company maintains certain cash balances with U.S. and Canadian financial institutions and, from time to time, the Company may have balances in excess of the federally insured deposit limit.

Inventories: Inventories are valued at the lower of cost or net realizable value. The cost of inventory is maintained using the weighted average-cost method. Consideration is given to excess, obsolescence and other factors in determining estimated net realizable value.

Property and equipment: Property and equipment acquired through business combinations are stated at the estimated fair value at the date of acquisition. Purchases are recorded at cost. Maintenance and repairs are expensed as incurred. Renewals and betterments that materially extend the life of assets are capitalized. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, which generally range from 3 to 7 years. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvement or the remaining lease term.

Goodwill and intangible assets: Goodwill is assessed annually for impairment as of the first day of the fourth fiscal quarter of each year, or more frequently if events occur that would indicate a potential reduction in the fair value of a reporting unit below its carrying value. The Company performs an annual impairment review of goodwill at the reporting unit level, which is one level below the operating segment. The Company determines the fair value of the reporting units using a weighting of fair values derived in equal proportions from the income approach and market approach valuation methodologies. The income approach uses the discounted cash flow method and the market approach uses the guideline public company method. If the Company determines the fair value of the reporting unit’s goodwill is less than its carrying value, an impairment loss is recognized and reflected in the operating income or loss in the consolidated statements of operations and comprehensive loss.

Intangible assets consist of customer relationships, trademarks and trade names. Intangible assets that have finite useful lives are amortized on a straight-line basis over their estimated useful lives ranging from 1 year to 15 years.

Impairment of long-lived and intangible assets: The Company reviews its long-lived assets, including property and equipment, and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company measures recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows that the assets or the asset group are expected to generate. If the carrying value of the assets or asset group are not recoverable, the impairment recognized is measured as the amount by which the carrying value exceeds its fair value.

Business combinations: The Company accounts for business combinations under the acquisition method of accounting. The purchase price of each business acquired is allocated to the tangible and intangible assets acquired and the liabilities assumed based on information regarding their respective fair values on the date of acquisition. Any excess of the purchase price over the fair value of the separately identifiable assets acquired and the liabilities assumed is allocated to goodwill. Management determines the fair values used in purchase price allocations for intangible assets based on historical data, estimated discounted future cash flows, expected royalty rates for trademarks and trade names, as well as certain other information. The valuation of assets acquired, and liabilities assumed requires a number of judgments and is subject to revision as additional information about the fair value of assets and liabilities becomes available. Additional information, which existed as of the acquisition date but unknown to us at that time, may become known during the remainder of the measurement period. This measurement period may not exceed 12 months from the acquisition date. The Company recognizes any adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustments are determined. Additionally, in the same period in which adjustments are recognized, the Company records the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of any change to the provisional amounts, calculated as if the accounting adjustment had been completed at the acquisition date. Acquisition costs are expensed as incurred. The results of operations of businesses acquired are included in the consolidated statements of operations and comprehensive loss from their dates of acquisition.

Deferred financing costs: Deferred financing costs are presented in the consolidated balance sheets as a direct reduction from the carrying amount of long-term debt and are amortized over the term of the related debt. For the years ended December 31, 2021 and

2020, the Company amortized $4,795 thousand and $3,090 thousand, respectively, which is included in interest expense on the accompanying consolidated statements of operations and comprehensive loss.

Foreign currency: The discontinued operations of the Company’s foreign subsidiary is translated from the local (functional) currency into U.S. dollars using period-end rates of exchange for assets and liabilities and average monthly rates of exchange for revenues and expenses. Translation gains and losses resulting from these translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income.

Income taxes: No provision for income taxes has been made in the accompanying financial statements since all items of income and loss are allocated to the members for inclusion in their respective tax returns. Accounting Standards Codification (ASC) Topic 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense or benefit and liability in the current year. Based on the Company’s assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months. The Company is not subject to income tax examinations by the U.S. federal, state, or local tax authorities prior to 2018.

Revenue recognition: Revenue is recognized when, or as, control of promised goods and services is transferred to customers, and the amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for the goods and services transferred. A contractual agreement exists when each party involved approves and commits to, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. The Company’s services are performed for the sole benefit of its customers, whereby the assets being created or maintained are controlled by the customer and the services the Company performs do not have alternative benefits for the Company.

The Company acquires revenue primarily from construction related projects under certain master service and other service agreements contracts. Portions of the contracts include one or multiple performance obligations, which is a contractual promise to deliver a distinct good or transfer of a specific service to a customer. We use different methods of revenue recognition for different types of contracts.

For the Company’s projects recognized under the input method, the Company typically identifies two promised goods and services in the contract: (a) delivery of materials, which is recognized as point in time revenue, and (b) installation and construction services, which are recognized over time as related costs are incurred. The Company determined that the materials and the construction services are both considered distinct performance obligations. The Company’s customers are able to benefit from the materials and construction services both on their own and in connection with readily available resources, indicating that both promises are capable of being distinct. The Company further determined that its promises to transfer the materials and to provide the construction services are each separately identifiable from the other promises in the contract. Further, these promises do not represent inputs to a combined output which may represent a single performance obligation as no significant integration services are provided, there is not a high degree of customization, and the promises are not highly interrelated. As a result, the Company concludes that its input method contracts typically include two performance obligations: the sale of materials and construction services.

Revenue for engineering, construction, project management and site acquisition services are primarily recognized by the Company over time utilizing the cost-to-cost measure of progress, which is an input method, on contracts for specific projects, and for certain master service and other service agreements.

The majority of our performance obligations are completed within one year. The cost-to-cost measure of progress best depicts the continuous transfer of control of goods or services to the customer, and correspondingly, when performance obligations are satisfied, for these contracts.

Revenue for engineering, aerial and underground construction for projects with customer-specified service requirements are primarily performed under master service agreements and other contracts that contain customer-specified service requirements. These agreements include pricing for individual tasks, including, for example, the placement of underground or aerial fiber, directional boring, and fiber splicing, each based on a specific unit of measure. Revenue is recognized over time as services are performed and customers simultaneously receive and consume the benefits provided by the Company. Output measures such as units delivered are utilized to assess progress against specific contractual performance obligations.

The Company allocates total contract consideration to each performance obligation using the expected cost plus a margin approach to estimate the standalone selling price of each performance obligation. The Company’s customers simultaneously receive and consume the benefit provided by the Company, and revenue is recognized over time as services are performed for all performance obligations identified in the contract. Output measures such as units delivered are utilized to assess progress against specific contractual performance obligations.

Revenue from fulfillment, maintenance, compliance, and recovery services provided to the telecommunication, cable and utility industries is recognized as the services are rendered. These services are generally performed under master or other service agreements and billed on a contractually agreed price per unit on a work order basis. Each service is a separate performance obligation that is recognized upon completion at a point in time as the service is delivered.

Transaction prices for the Company’s contracts may include variable consideration such as contracted materials. Management estimates variable consideration for a performance obligation utilizing estimation methods that it believes best predict the amount of consideration to which the Company will be entitled. Variable consideration is included in the estimated transaction price if it is probable that when the uncertainty associated with the variable consideration is resolved, there will not be a significant reversal of the cumulative amount of revenue that has been recognized.

Management’s estimates of variable consideration and the determination of whether to include estimated amounts in the transaction price are based largely on engineering studies, past practices with the customer, specific discussions, correspondence or preliminary negotiations with the customer and all other relevant information that is reasonably available at the time of the estimate. The effect of variable consideration on the transaction price of a performance obligation is typically recognized as an adjustment to revenue on a cumulative catch-up basis, as such variable consideration is generally for services encompassed under the existing contract.

To the extent variable consideration reflected in transaction prices are not resolved in accordance with management’s estimates, there could be reductions in, or reversals of, previously recognized revenue. Sales, use and other taxes collected concurrent with revenue-producing activities are excluded from revenue. Most of the Company’s contracts include assurance warranties which do not include any additional distinct services other than the assurance that the services and materials comply with agreed-upon specifications. Therefore, there is not a separate performance obligation for these warranties.

For contracts containing more than one performance obligation, the Company allocates the transaction price on a relative standalone selling price (“SSP”) basis. The Company determines SSP based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, the Company estimates the SSP taking into account available information, such as market conditions and internally approved pricing guidelines related to the performance obligation.

Revenue generated from fulfillment, maintenance, compliance and recovery services as well as certain performance obligations related to material sales is recognized at a point in time. Point in time revenue accounted for approximately 37% and 35% of consolidated revenue for the years ended December 31, 2021 and 2020, respectively. Substantially all the Company’s other revenue is recognized over time. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the services to be provided.

Equity award compensation: The Company recognizes all equity award compensation to employees, including grants of employee awards to be recognized in the consolidated statements of operations and comprehensive loss, based on their fair values over their vesting period.

Recent accounting pronouncements: In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), requiring an entity to recognize assets and liabilities arising from operating leases with terms longer than 12 months. The updated standard will replace most existing lease recognition guidance in GAAP when it becomes effective. The updated standard will be effective for annual reporting periods beginning after December 15, 2021. We have adopted this standard effective January 1, 2022, for non-interim periods, with the impact resulting in the Company recognizing right-of-use assets and operating lease liabilities on our balance sheets upon adoption, which increases our total assets and liabilities.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU No. 2016-13”), which requires the measurement and recognition of expected credit losses for certain financial assets, including trade accounts receivable. ASU No. 2016-13 replaces the existing incurred loss impairment model with an expected loss model that requires the use of relevant information, including an entity’s historical experience, current conditions and other reasonable and supportable forecasts that affect collectability over the life of a financial asset. The amendments in ASU No. 2016-13 are effective for fiscal years beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the impact that the adoption of this new standard will have on its financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which address issues identified as a result of the complexity associated with applying generally accepted accounting principles for certain financial instruments with characteristics of liabilities and equity. This amendment is effective for public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently evaluating the effect that the updated standard will have on our financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers to improve the accounting for acquired revenue contracts with customers in business combination by addressing diversity in practice and inconsistency related to (i) the recognition of an acquired contract liability and (ii) payment terms and their effect on subsequent revenue recognized by the acquirer. This amendment requires that, at acquisition date, an entity recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“Topic 606”) as if it had originated the contracts, while also taking into account how the acquiree applied Topic 606. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the effect that the updated standard will have on our financial statements.

Risks and uncertainties: On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate the spread of it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted to, amongst other provisions, provide emergency assistance for individuals, families and businesses affected by the coronavirus pandemic.

It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company.

Note 2.Earnings Per Share

The Company calculated the basic and diluted net loss per share for the years ended December 21, 2021 and 2020. Shares of Class B common stock do not participate in the earnings or losses of the Company and, therefore, are not participating securities. As such, a separate presentation of basic and diluted net loss per share of Class B common stock under the two-class method has not been presented.

Basic net loss per share was computed by dividing net loss attributable to Class A common shareholders by the weighted average number of shares of Class A common stock outstanding for the same period. Diluted net loss per share was computed in a manner consistent with that of basic net loss per share while giving effect to all shares of potentially dilutive common stock that were outstanding during the periods.

The performance-based Class P units (issued under the historical capital structure of BCP QualTek Holdco, LLC prior to the close of the Business Combination) are omitted from the calculation of diluted earnings per share as it is determined that the performance criteria have not been met at December 31, 2021 and 2020.  See Note 10 for additional information.

The basic and diluted net loss per share calculations for the years presented are as follows (in thousands, except share and per share amounts):

	For the Years Ended
	December 31,
	2021	2020
Numerator:
Loss from continuing operations	$(101,575)	$(94,222)
Loss from discontinued operations	(8,851)	(3,865)
Net loss	(110,426)	(98,087)
Less: accrued preferred return	(1,638)	(3,287)
Net loss attributable to Class A common shareholders – basic and diluted	$(112,064)	$(101,374)
Denominator:
Weighted average Class A common shares outstanding - basic and diluted	11,859,955	10,989,751
Net loss per share:
Net loss per share - continuing operations - basic and diluted	$(8.70)	$(8.87)
Net loss per share – discontinued operations - basic and diluted	$(0.75)	$(0.35)
Net loss per share - basic and diluted	$(9.45)	$(9.22)

The consolidated statements of operations and comprehensive loss reflect a net loss in the period presented and therefore the effect of the following securities are not included in the calculation of diluted loss per share as including them would have had an anti-dilutive effect:

	For the Years Ended
	December 31,
	2021	2020
Excluded from the calculation:
Class B common stock	13,085,488	11,173,775
Pre-PIPE Notes	3,322,361	—
Total potentially dilutive shares excluded from calculation	16,407,849	11,173,775

Note 3.Discontinued Operations

At the end of the third quarter of 2021, we suspended all operations associated with our Canadian subsidiary within the Telecom segment and disposed/abandoned the subsidiary, which ceased our foreign operations. The disposition of the Canadian subsidiary was considered a strategic shift that had a major effect on our operations and financial results. As a result of the suspension of operations, any new business with customers was terminated and remaining orders were canceled/settled. The intangible assets were fully re-measured for their useful lives, and an accelerated amortization charge of $5,239 thousand was recognized in the year ended December 31, 2021.

The following table presents the aggregate carrying amounts of the classes of assets and liabilities of discontinued operations in the consolidated balance sheets (in thousands):

	December 31,
	2021	2020
Carrying amounts of assets included as part of discontinued operations:
Cash	$1,545	$93
Accounts receivable, net of allowance	1,292	5,743
Inventories, net	—	28
Prepaid expenses	—	71
Other current assets	1,665	599
Total current assets of discontinued operations	$4,502	$6,534
Property and equipment, net	—	3,280
Intangible assets, net	—	5,712
Other long-term assets	—	280
Total non-current assets of discontinued operations	$—	$9,272

Carrying amounts of liabilities included as part of discontinued operations:
Current portion of long-term debt and capital lease obligations	$14	$920
Accounts payable	559	809
Accrued expenses	1,475	1,636
Total current liabilities of discontinued operations	$2,048	$3,365
Capital lease obligations, net of current portion	—	1,793
Total non-current liabilities of discontinued operations	$—	$1,793

The financial results are presented as a loss from discontinued operations on our consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and 2020. The following table presents the financial results (in thousands):

	For the Years Ended
	December 31,
	2021	2020
Revenue	$5,850	$17,481
Costs and expenses:
Cost of revenues	9,562	18,331
General and administrative	381	804
Depreciation and amortization	6,798	2,022
Total costs and expenses	16,741	21,157
Loss from operations of discontinued operations	(10,891)	(3,676)
Other income (expense):
Gain on sale/ disposal of property and equipment	2,235	—
Interest expense	(195)	(189)
Loss from discontinued operations	$(8,851)	$(3,865)

Note 4.Acquisitions

On January 26, 2021, the Company purchased 100% of the membership interests of Fiber Network Solutions, LLC (“FNS”), a Texas based company that provides new fiber optic construction services, as well as maintenance and repair services to renewable energy, commercial, and utility clientele in the United States. The overall consideration transferred was $20,059 thousand of cash and rollover equity valued at $2,000 thousand. The purchase price is subject to adjustment based upon FNS exceeding pre-determined EBITDA thresholds for the years ending 2021, 2022, 2023, and 2024, as defined in the agreement, subject to a maximum additional payment of $20.0 million. As of the acquisition date, the fair value of the contingent consideration was determined to be $8,200 thousand. The cash consideration was funded by the issuance of equity, as well as, the issuance of convertible notes with the majority member.

On August 6, 2021, the Company acquired certain assets and liabilities from Broken Arrow Communications, Inc. (“Broken Arrow”), a New Mexico based company that provides a wide variety of services for the installation, construction, and maintenance of wireless communication facilities. The consideration transferred was $5,000 thousand of cash. The purchase price is subject to adjustment based upon Broken Arrow exceeding pre-determined crew count and EBITDA thresholds for certain markets for the 5-month period of August 2021 through December 2021 and for the year ending December 31, 2022, as defined in the agreement, subject to a maximum additional payment of $10.0 million. As of the acquisition date, the fair value of the contingent consideration was determined to be $7,552 thousand. The cash consideration was funded by the issuance of convertible notes in June 2021.

On August 30, 2021, the Company purchased 100% of the membership interests of Concurrent Group LLC (“Concurrent”), a Florida based company that provides construction, maintenance, and restoration services for utilities, electric membership co-ops, and municipally owned power providers. The overall consideration transferred was $13,828 thousand of cash, rollover equity valued at $6,000 thousand, and acquisition debt of $14,143 thousand. The purchase price is subject to adjustment based upon Concurrent exceeding pre-determined EBITDA thresholds for LTM periods ending in the third quarter of 2022, 2023 and 2024, as defined in the agreement, subject to a maximum additional payment of $30.0 million. As of the acquisition date, the fair value of the contingent consideration was determined to be $7,000 thousand. The cash consideration was funded by the issuance of convertible notes in June 2021.

On October 15, 2021, the Company purchased 100% of the membership interests of Urban Cable Technology, LLC (“Urban Cable”), a Pennsylvania based company that provides a range of services, including aerial and underground construction, engineering, multiple dwelling units wiring and rewiring, and fiber placement to broadband and telecom cable operators. The overall consideration transferred was $8,436 thousand of cash and rollover equity valued at $4,000 thousand. The purchase price is subject to adjustment based upon Urban Cable exceeding pre-determined EBITDA for the years ending 2021, 2022, 2023, and 2024, as defined in the agreement. As of the acquisition date, the fair value of the contingent consideration was determined to be $3,450 thousand. The cash consideration was funded by line of credit.

The acquisitions were recognized as business combinations with FNS reporting within our Renewables and Recovery Logistics Segment and Broken Arrow, Concurrent, and Urban Cable reporting within our Telecom Segment. The identifiable assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition dates. Goodwill resulted from expected synergies and revenue growth from combining operations with the Company.

The working capital amounts for Concurrent and Urban are considered provisional and are subject to adjustment as the Company obtains additional information. Any adjustments to the purchase price allocation will be made as soon as practicable, but no later than one year from the acquisition date.

The following table summarizes the fair value of the assets and liabilities acquired at the date of the acquisitions (in thousands):

		Broken
	FNS	Arrow	Concurrent	Urban Cable
Purchase consideration:
Cash paid	$20,059	$5,000	$13,828	$8,436
Rollover equity	2,000	—	6,000	4,000
Contingent consideration	8,200	7,552	7,000	3,450
Acquisition debt	—	—	14,143	—
Due from seller	—	—	(510)	(151)
	$30,259	$12,552	$40,461	$15,735
Purchase price allocations:
Cash	$—	$—	$1,289	$185
Accounts receivable	—	5,126	8,458	3,695
Inventories	—	133	25	—
Prepaid expenses	—	94	—	14
Other current assets	—	—	10	28

Property and equipment	9,978	219	5,263	1,361
Other long-term assets	—	32	60	—
Customer relationships	17,370	5,750	22,330	10,910
Trademarks and trade names	270	80	760	340
Goodwill	8,082	5,319	8,552	735
	35,700	16,753	46,747	17,268
Accounts payable	—	(1,987)	(1,938)	(1,120)
Accrued expenses	—	(156)	(799)	(323)
Contract liabilities	—	(2,058)	(367)	—
Capital lease obligations	(5,441)	—	(3,182)	(90)
	$30,259	$12,552	$40,461	$15,735

During Q4 2021, the Company adjusted the provisional amounts within purchase price allocation for Broken Arrow and Concurrent, which resulted in an increase in goodwill of $886 thousand for Broken Arrow and a decrease of $2,186 in goodwill for Concurrent. The Company made this measurement period adjustment to reflect facts and circumstances that related to accounts receivable, customer relationships, accounts payable, and contingent consideration for Broken Arrow and cash, accounts receivable, property and equipment, customer relationships, trademarks and trade names, accounts payable, and contingent consideration for Concurrent. The changes existed at the acquisition date and did not result from intervening events subsequent to such date.

Costs incurred to affect the acquisitions, including the ROCR business combination, as well as, costs associated with failed transactions, are recognized separately rather than included in the cost allocated to the assets acquired and liabilities assumed. Total transaction related costs of $3,826 thousand and $988 thousand were reflected in the consolidated statements of operations and comprehensive loss during the years ended December 31, 2021 and 2020, respectively.

Note 5.Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,
	2021	2020
Office furniture	$1,382	$1,249
Computers	1,856	1,217
Machinery, equipment and vehicles	17,331	10,275
Land	140	—
Building	340	—
Leasehold improvements	4,552	3,354
Software	2,320	2,199
Assets under capital lease	50,941	32,153
Construction in process	1,335	605
	80,197	51,052
Less: accumulated depreciation	(29,515)	(17,258)
Property and equipment, net	$50,682	$33,794

Property and equipment include assets acquired under capital leases of $50,941 thousand and $32,153 thousand and accumulated depreciation of $14,899 thousand and $8,062 thousand as of December 31, 2021 and December 31, 2020, respectively. Depreciation expense was $13,017 thousand and $8,997 thousand for the years ended December 31, 2021 and 2020, respectively.

Note 6.Accounts Receivable, Net of Allowance, Contract Assets and Liabilities, and Customer Credit Concentration

The following provides further details on the consolidated balance sheet accounts of accounts receivable, net and contract liabilities. See Note 1 for further information on our policies related to these consolidated balance sheet accounts, as well as, our revenue recognition policies.

Accounts Receivable, Net of Allowance

Accounts receivable, net classified as current, consisted of the following (in thousands):

	December 31,
	2021	2020
Trade accounts receivable	$74,601	$44,419
Contract assets	132,858	134,311
	207,459	178,730

Less: allowance for doubtful accounts	(5,614)	(3,933)
Accounts receivable, net	$201,845	$174,797

Contract Assets and Liabilities

Net contract assets consisted of the following (in thousands):

	December 31,
	2021	2020
Contract assets	$132,858	$134,311
Contract liabilities	(14,773)	(14,945)
Contract assets, net	$118,085	$119,366

The amount of revenue recognized in the years ended December 31, 2021 and 2020 that was previously included in contact liabilities at the beginning of the period was $13,747 thousand and $17,434 thousand, respectively.

Customer Credit Concentration

Customers whose combined amounts of accounts receivable and contract assets exceeded 10% of total combined accounts receivable and contract assets were as follows (in thousands):

	December 31,
	2021		2020
	Amounts	% of Total	Amounts	% of Total
AT&T	$56,280	27.1%	$81,796	45.8%
T-Mobile	35,756	17.2%	*	*
Verizon	50,218	24.2%	65,346	36.6%
Total	$142,254	68.5%	$147,142	82.4%

*	Accounts receivable and contract assets from T-Mobile did not exceed 10% of total combined accounts receivable and contract assets for the year ended December 31, 2020.

Note 7.Goodwill and Intangible Assets

Goodwill

Changes in the carrying amount of goodwill by reportable segment is as follows (in thousands):

	Renewables
	and Recovery
	Logistics	Telecom	Total
Goodwill as of January 1, 2020	$13,598	$72,905	$86,503
Measurement period adjustments, net	—	821	821
Impairment loss	—	(28,802)	(28,802)
Goodwill as of December 31, 2020 (a)	$13,598	$44,924	$58,522
Additions from acquisitions (Note 4)	8,082	14,606	22,688
Impairment loss	—	(52,487)	(52,487)
Goodwill as of December 31, 2021 (a)	$21,680	$7,043	$28,723

(a)	Goodwill is net of accumulated impairment charges of $89,421 thousand and $36,934 thousand for the years ended December 31, 2021 and 2020, respectively in the Telecom segment. There have been no impairment charges within the Renewables and Recovery Logistics segment.

For the years ended December 31, 2021 and 2020, the Company recognized goodwill impairment within the Telecom segment of $52,487 thousand and $28,802 thousand, respectively. Impairment resulted from a change in projected future discounted cash flows of the reporting units within the segment which resulted in an carrying value in excess of the estimated fair value.

Intangible Assets

Intangible assets consisted of the following (in thousands):

	December 31, 2021
	Weighted
	Average
	Remaining	Gross carrying	Accumulated	Net carrying
	Useful Life	amount	amortization	amount
Customer relationships	9.5	$424,560	$(98,307)	$326,253
Trademarks and trade names	9.5	59,969	(22,048)	37,921
		$484,529	$(120,355)	$364,174

	December 31, 2020
	Weighted
	Average
	Remaining	Gross carrying	Accumulated	Net carrying
	Useful Life	amount	amortization	amount
Customer relationships	10.8	$368,200	$(65,868)	$302,332
Trademarks and trade names	9.9	58,519	(15,035)	43,484
		$426,719	$(80,903)	$345,816

Amortization expense of intangible assets was $39,453 thousand and $35,812 thousand for the years ended December 31, 2021 and 2020, respectively.

The following table provides estimated future amortization expense related to the intangible assets (in thousands):

Years ending December 31:
2022	$42,916
2023	41,539
2024	39,520
2025	38,685
2026	37,885
Thereafter	163,629
$364,174

Note 8. Debt and Capital Lease Obligations

Convertible notes – related party: On January 20, 2021, the Company issued convertible promissory notes (the “Convertible Notes – Related Party”) with its majority member with an aggregate principal amount of $5,000 thousand. There was a beneficial conversion feature of $4,946 thousand related to the Convertible Notes – Related Party that was amortized over the life of the note, using the effective interest method. On June 24, 2021, the Convertible Notes – Related Party was repaid in full and treated as an extinguishment, which resulted in a loss on extinguishment of $2,436 thousand for the year ended December 31, 2021. The accretion of the discount up to the extinguishment date was $2,198 thousand for the year ended December 31, 2021. The Company recorded interest expense of $70 thousand for the year ended December 31, 2021.

On June 16, 2021, the Company issued a convertible note “Convertible Note – Related Party – June 2021”) in the aggregate principal amount of $30,568 thousand to BCP QualTek II LLC, an affiliate of its majority member, in exchange for the 25,000 outstanding Preferred Class B Units (Preferred Units) and the associated accumulated preferred return (see Note 10). The Convertible Note – Related Party – June 2021 bears interest at an annual rate of 12.00%, which accrues and is payable together with the principal balance. The Company recorded interest expense of $2,055 thousand for the year ended December 31, 2021. There was no fixed maturity date, however, cash payments were required equal to tax distributions, which the note holder would be entitled if the Convertible Note – Related Party – June 2021 were a Preferred Unit. The Convertible Note – Related Party - June 2021 converted under its mandatory conversion provision, as defined in the agreement, upon the consummation of the business combination on February 14, 2022, as noted in Note 15.

Convertible notes – June 2021: On June 16, 2021, the Company issued convertible promissory notes (the “Convertible Notes – June 2021”) with an aggregate principal amount of $44,400 thousand. The Convertible Notes – June 2021 did not require interest to be accrued or payable and did not have a fixed maturity date. The Convertible Notes – June 2021 converted under its mandatory conversion provision, as defined in the agreement, upon the consummation of the business combination on February 14, 2022, as noted in Note 15. There was a beneficial conversion feature of $12,269 thousand related to the Convertible Notes – June 2021 that was amortized over the life of the notes, using the effective interest method. The notes are presented net of a discount of $3,408 thousand as of December 31, 2021 on the consolidated balance sheet with accretion of $8,861 thousand for the year ended December 31, 2021.

Line of credit: The Company has an Asset Based Lending Credit Agreement (“Credit Agreement”) with PNC Bank, N.A. (“PNC”). Under the Credit Agreement, the Company has available a revolving credit facility in the amount of $103.5 million, for working capital needs and general corporate purposes. The amount the Company may borrow is limited to the lesser of the maximum available amount and the borrowing base. The borrowing base is calculated primarily as a percentage of the Company’s eligible accounts receivable, unbilled revenue and eligible inventory, as defined in the Credit Agreement. Interest on the outstanding principal amount, payable in arrears monthly, is based on either an elected Base Rate plus an applicable margin (4.75% at December 31, 2021), or an adjusted Eurodollar rate, plus an applicable margin (ranging from 2.60% to 2.63% at December 31, 2021), as defined in the agreement. There was $6,691 thousand available under this facility as of December 31, 2021. The entire unpaid principal amount of the line of credit together with accrued and unpaid interest thereon, is due on July 18, 2023. Standby letters of credit of $3,977 thousand and $801 thousand, issued for our insurance carriers and in support of performance under certain contracts, were outstanding under the Credit Agreement as of December 31, 2021 and December 31, 2020, respectively.

Term loan: The Company has a Senior Secured Term Credit and Guaranty Agreement (“Term Loan”) with Citi Bank for $380.0 million. The Term Loan interest is payable either monthly or quarterly, in arrears, based on the Company’s interest election. The Company may elect either a Base Rate plus an applicable rate (8.50% at December 31, 2021), or an adjusted Eurodollar rate, plus an applicable rate (7.25% at December 31, 2021), as defined in the agreement. On a quarterly basis, the Company is required to make principal payments of $2.4 million with all unpaid principal and interest due at maturity on July 17, 2025. The Term Loan agreement requires an excess cash calculation, as defined in the agreement, which could result in additional required principal payments on the loan. There were no excess cash principal payments due December 31, 2021.

The obligations of QualTek under the PNC Credit Agreement are secured (a) on a first priority basis, by liens on the ABL Priority Collateral as defined in the ABL Intercreditor Agreement (“Intercreditor Agreement”), dated as of July 18, 2018 of QualTek including accounts receivable and inventory and (b) on a second priority basis, by liens on the Term Priority Collateral, as defined in the Intercreditor Agreement.

The obligations of QualTek under the Term Loan are secured (a) on a first priority basis, by liens on the Term Priority Collateral of QualTek and (b) on a second priority basis, by liens on the ABL Priority Collateral. Generally, Term Priority Collateral includes all assets, other than the ABL Priority Collateral, and equity interests of QualTek.

Acquisition debt: Acquisition debt consists of deferred purchase price due to sellers from the RLI, Vertical Limit, Vinculums, and Concurrent acquisitions. The interest rates range between .18% and 3.25%. The Company recorded $791 thousand of interest expense for year ended December 31, 2021. The acquisition debt was paid in full with proceeds from the ROCR business combination on February 14, 2022 (see Note 15).

Debt outstanding, whose carrying value approximates fair market value due to variable interest rates based on current rates available to the Company for similar instruments, was as follows (in thousands):

	December 31,
	2021	2020
Line of credit	$87,633	$59,837
Term loan	351,481	361,045
Acquisition debt	34,718	10,575
Convertible notes - related party	30,568	—
Convertible notes - June 2021	44,400	—
Capital lease obligations	35,162	25,751
Less: amounts representing interest	(3,161)	(2,682)
Less: unamortized financing fees	(11,354)	(13,854)
Less: convertible debt discount	(3,408)	—
	566,039	440,672
Less: current maturities of long-term debt	(115,224)	(20,139)
Less: current portion of capital lease obligations, net of capital lease interest	(12,151)	(7,110)
	$438,664	$413,423

The minimum payments of the Company’s long-term debt and capital lease obligations are as follows (in thousands):

					Capital
	Line of	Term	Convertible	Acquisition	lease
	credit	loan	notes	debt	obligations	Total
2022	$—	$9,564	$74,968	$34,718	$13,760	$133,010
2023	87,633	9,564	—	—	10,874	108,071
2024	—	9,564	—	—	6,621	16,185
2025	—	322,789	—	—	2,785	325,574

2026	—	—	—	—	1,052	1,052
Thereafter	—	—	—	—	70	70
Total	$87,633	$351,481	$74,968	$34,718	$35,162	$583,962

Note 9.    Fair Value Measurements

The Company measures and reports certain financial and non-financial assets and liabilities on a fair value basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e. observable inputs) and the lowest priority to data lacking transparency (i.e. unobservable inputs). An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant inputs to its valuation. The following is a description of the three hierarchy levels.

Level 1

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Active markets are considered to be those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2

Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in inactive markets.

Level 3

Unobservable inputs are not corroborated by market data. This category is comprised of financial and non-financial assets and liabilities whose fair value is estimated based on internally developed models or methodologies using significant inputs that are generally less readily observable from objective sources.

Transfers into or out of any hierarchy level are recognized at the end of the reporting period in which the transfers occurred. There were no transfers between any levels during the year ended December 31, 2021.

The information following is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying financial statements and the related market or fair value. The disclosures include financial instruments.

Acquisition-related contingent consideration is measured at fair value on a recurring basis using unobservable inputs such as projections of financial results and cash flows for the acquired businesses and a discount factor based on the weighted average cost of capital which fall within Level 3 of the fair value hierarchy.

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial liabilities that are required to be measured at fair value on a recurring basis at December 31, 2021 and December 31, 2020 and the related activity for the year ended December 31, 2021 and December 31, 2020.

	Fair Value at December 31, 2021
	Carrying
(in thousands)	Value	Level 1	Level 2	Level 3
Financial liabilities
Contingent consideration	$30,756	$—	$—	$30,756
	$30,756	$—	$—	$30,756

	Fair Value at December 31, 2020
	Carrying
(in thousands)	Value	Level 1	Level 2	Level 3
Financial liabilities
Contingent consideration	$18,129	$—	$—	$18,129
	$18,129	$—	$—	$18,129

The following table sets forth a summary of the changes in fair value of the Company’s Level 3 financial liabilities:

January 1, 2020	$40,119
Payment of contingent consideration	(6,000)
Accretion	1,666
Reclassification to acquistion debt	(10,575)
Change in fair value	(7,081)
December 31, 2020	18,129
Acquisitions (see Note 4)	26,202
Accretion	1,205
Change in fair value	(4,780)
Reclassification to acquisition debt	(10,000)
December 31, 2021	$30,756

Note 10.    Equity

Prior to the Business Combination (See Note 15 for additional information), profits and losses of the Company are allocated to the Members in accordance with the BCP QualTek Holdco, LLC Agreement (“HoldCo LLC Agreement”), as amended and restated on October 4, 2019. Distributions made by the Company are based on the HoldCo LLC agreement.

Preferred equity: On October 4, 2019, an affiliate of the Company’s majority member, BCP QualTek II LLC, contributed $25,000 thousand in exchange for 25,000 Preferred Units, as defined in the Holdco LLC Agreement. The Preferred Units had a liquidation preference equal to the initial price per unit of $1,000 plus a preferred return accrued through the date of liquidation of 12.00% per annum, compounding quarterly, as defined in the Holdco LLC Agreement. The Preferred Units had a perpetual term, with no fixed maturity date and no voting rights. The Company had the right to redeem any or all of the Preferred Units, including the accrued return, at any time. The Preferred Units were not convertible or exchangeable with any of the equity interest of the Company.

On June 16, 2021, the 25,000 Preferred Units and accumulated preferred return, which totaled $5,568 thousand was exchanged for the Convertible Note – Related Party – June 2021 (see Note 8).

Profits interests: The Company has granted certain Class P Units, as defined in the Holdco LLC Agreement, to certain employees and executives of the Company. The Class P Units vest over five years, subject to certain criteria. All Class P Units vest immediately upon a sale of the Company, as defined in the Holdco LLC Agreement. Each Class P Unit entitles a participant to a residual profits interest payable after certain thresholds are met. Such profits would be considered compensation expense for the Company. From the grant dates through December 31, 2021, the Company determined that the thresholds described previously were not probable and therefore, the Company has not assigned any value to such Class P Units and no related expense were incurred during the years ended December 31, 2021 and 2020.

Distributions: The Company recorded tax distributions of $6,676 thousand on behalf of its members for the year ended December 31, 2020. There were no tax distributions for the year ended December 31, 2021. Tax distributions to the majority members of $11,409 thousand were unpaid and are recorded as distributions payable on the consolidated balance sheets as of December 31, 2021 and 2020, respectively.

In connection with the Business Combination, the shares and corresponding equity amounts related to the Company’s Class A Units prior to the Business Combination have been retroactively restated to reflect the post-combination Common Stock capital structure of QualTek Services, Inc as follows.

QualTek Services Inc. Preferred Stock: The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share. At December 31, 2021 and 2020, there were 0 and 25,000 shares of preferred stock issued and outstanding, respectively.

QualTek Services Inc. Class A common stock: The Company is authorized to issue 500,000,000 shares of Class A Common Stock with a par value of $0.0001 per share. At December 31, 2021 and 2020, there were 10,989,751 and 11,923,941 shares issued and outstanding, respectively.

QualTek Services Inc. Class B common stock: The Company is authorized to issue 500,000,000 shares of Class B Common Stock with a par value of $0.0001 per share. At December 31, 2021 and 2020, there were 13,085,488 and 11,173,776 shares issued and outstanding, respectively. Holders of Class B Common Stock do not have economic rights but are entitied to one vote for each share of Class B Common Stock held. Upon liquidation of the Company, holders are not entitled to any assets remaining after payment of debts and other liabilities.

Holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters requiring a shareholder vote.

Note 11. Segments and Related Information

The Company manages its operation under two operating segments, which represent its two reportable segments: (1) Telecom and (2) Renewables and Recovery Logistics.

The Telecom segment performs site acquisition, engineering, project management, installation, testing, last mile installation, and maintenance solutions of communication infrastructure for telecommunication and utility providers, businesses, public venues, government facilities, and residential subscribers. The Renewables and Recovery Logistics segment derives its revenue from providing new fiber optic construction services, maintenance and repair services as well as businesses with continuity and disaster relief services to renewable energy, commercial, telecommunication and utility companies. The segment also provides business-as- usual services such as generator storage and repair and services.

The accounting policies of the reportable segments are the same as those described in Note 1. All intercompany transactions and balances are eliminated in consolidation. Intercompany revenue and costs between entities within a reportable segment are eliminated to arrive at segment totals. Corporate results include amounts related to corporate functions such as administrative costs, professional fees, acquisition-related transaction costs and other discrete items.

We present adjusted EBITDA as the key metric used by our management to assess the operating and financial performance of our operations in order to make decisions on allocation of resources. Accordingly, we believe that adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

Summarized financial information for the Company’s reportable segments is presented and reconciled to the Company’s consolidated financial information in the following tables, all of which are presented in thousands.

	For the Years Ended
	December 31,
Revenue:	2021	2020
Telecom	$498,221	$587,614
Renewables and Recovery Logistics	114,020	68,910
Total consolidated revenue	$612,241	$656,524

	December 31,
Total Assets:	2021	2020
Telecom	$570,750	$579,147
Renewables and Recovery Logistics	90,638	55,370
Corporate	10,371	6,351
Total consolidated assets	$671,759	$640,868

	For the Years Ended
	December 31,
Capital Expenditures:	2021	2020
Telecom	$11,109	$8,831
Renewables and Recovery Logistics	330	12,251
Corporate	1,379	2,015
Total consolidated capital expenditures	$12,818	$23,097

	For the Years Ended
	December 31,
Amortization and Depreciation:	2021	2020
Amortization and depreciation
Telecom	$41,105	$40,588
Renewables and Recovery Logistics	11,588	5,259
Corporate	982	628
Total consolidated amortization and depreciation	$53,675	$46,475

	For the Years Ended
	December 31,
Adjusted EBITDA Reconciliation:	2021	2020
Telecom adjusted EBITDA	$32,542	$2,409
Renewables and Recovery Logistics adjusted EBITDA	44,869	28,943
Corporate adjusted EBITDA	(17,376)	(18,213)
Total adjusted EBITDA	$60,035	$13,139
Less:
Management fees	(889)	(518)
Transaction expenses	(3,826)	(988)
Loss on legal settlement	(2,600)	—
Change in fair value of contingent consideration	4,780	7,081
Impairment of goodwill	(52,487)	(28,802)
Depreciation and amortization	(53,675)	(46,475)
Interest expense	(50,477)	(37,659)
Loss on extinguishment of convertible notes	(2,436)	—
Loss from continuing operations	$(101,575)	$(94,222)

Revenue by Service Offerings

Revenue for each of the Company’s end-market services offerings is presented below:

	For the Years Ended
	December 31,
	2021	2020
Telecom Wireless	$382,743	$458,155
Telecom Wireline	102,194	129,459
Telecom Power	13,284	—
Renewables	29,216	—
Recovery Logistics	84,804	68,910
Total	$612,241	$656,524

Significant Customers

Revenue concentration information for significant customers as a percentage of total consolidated revenue was as follows (in thousands):

	For the Year Ended December 31,
	2021		2020
Customers:	Amount	% of Total	Amount	% of Total
AT&T	$249,389	41%	$356,026	54%
Entergy	69,268	11%	*	*
T-Mobile	78,442	13%	*	*
Verizon	72,584	12%	116,444	18%
Total	$469,683	77%	$472,470	72%

*	Revenue from Entergy and T-Mobile did not exceed 10% of total consolidated revenue for the year ended December 31, 2020.

Note 12.     Commitments and Contingencies

Litigation: During the fourth quarter of 2021, we recognized a $2,600 thousand expense for a legal settlement with a customer in our Renewables and Recovery Logistics segment to settle a dispute regarding the progress of work on a specific project and to release the Company for any future liability regarding the project. The settlement is reflected as loss on legal settlement within the accompanying consolidated statements of operations and comprehensive loss.

From time to time, we are subject to certain legal proceedings and claims arising in the ordinary course of business. These matters are subject to many uncertainties, and it is possible that some of these matters ultimately could be decided, resolved or settled in a manner that could have an adverse effect on us. Although the resolution and amount of liability cannot be predicted with certainty, it is the opinion of management, based on information available at this time, that such legal proceedings and claims are not expected to have a material effect on the Company’s financial position, results of operations, and cash flows.

Operating leases: The Company has entered into non-cancellable operating leases for various vehicles, equipment, office and warehouse facilities, which contain provisions for future rent increases or rent-free periods. The total amount of rental payments due over the leases terms is charged to rent expense on the straight-line method over the respective term of the lease. The leases expire at various dates through the year 2031. In addition, the agreements generally require the Company to pay executory costs (real estate taxes, insurance, and repairs). Rent expense totaled $10,502 thousand and $12,407 thousand for the years ended December 31, 2021 and 2020, respectively. The Company leases six of its locations from lessors, who are partially owned by members of the Company. The rent expense related to these leases totaled $889 thousand and $681 thousand for the years ended December 31, 2021 and 2020.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements (in thousands):

Years ending December 31:
2022	$9,699
2023	7,124
2024	5,089
2025	3,013
2026	2,017
Thereafter	5,124
$32,066

Note 13.    Related Party Transactions

On July 18, 2018, the Company entered into an Advisory Services Agreement with its majority member. The agreement requires quarterly advisory fees of $125 thousand paid at the beginning of each quarter. The Company incurred $889 thousand and $518 thousand in advisory fees for the years ended December 31, 2021 and 2020, respectively.

Note 14.    Retirement Plan

On April 1, 2016, the Company adopted a defined contribution 401(K) plan, which covers all eligible employees. Contributions by the Company are discretionary. The Company made no contributions to the plan for the years ended December 31, 2021 and 2020.

Note 15.    Subsequent Events

The Company has evaluated events occurring after December 31, 2021 through March 31, 2022, which represents the date the financial statements were issued.

On January 28, 2022, the Company executed an amendment to the Credit Agreement to temporarily increase the maximum availability of the revolving credit facility to the amount of $115,000 thousand until February 15, 2022. On February 14, 2022, the maximum availability was automatically reduced to the amount of $103,500 thousand.

As described in Note 1, QualTek Holdco, LLC completed the business combination with the ROCR on February 14, 2022. In connection with the consummation of the business combination, the combined company changed its name from Roth CH Acquisition III Co. to QualTek Services Inc.

Pursuant to the Business Combination Agreement, Blocker Merger Sub merged with and into the Blocker (the “Blocker Merger”), resulting in the equity interests of the Blocker being converted into the right to receive 11,923,940 shares of Class A Common Stock under the Business Combination Agreement, and the owners of such equity interests in the Blocker (the “Blocker Owners”) being entitled to such shares of Class A Common Stock at the Closing, and thereafter, the surviving blocker merged with and into ROCR, with ROCR as the surviving company (the “Buyer Merger”), resulting in the cancellation of the equity interests of the surviving blocker and ROCR directly owning all of the units of QualTek (the “QualTek Units”) previously held by the Blocker in QualTek.

Immediately following the Buyer Merger, Company Merger Sub merged with and into QualTek, with QualTek as the surviving company (the “QualTek Merger”), resulting in (i) QualTek becoming a subsidiary of ROCR, (ii) the QualTek Units (excluding those held by the Blocker and ROCR) being converted into the right to receive 18,764,898 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), under the Business Combination Agreement and the holders of QualTek Units being entitled to such shares of Class B Common Stock at the Closing, (iii) the QualTek Units held by ROCR being converted into the right to receive a number of common units of BCP QualTek (the “Common Units”) equal to the number of shares of Class A Common Stock issued and outstanding (i.e., 21,571,283 QualTek Units), less the number of Common Units received in connection with the contribution described immediately below (i.e., 16,160,418 QualTek Units).

With respect to the portion of merger consideration under the Business Combination Agreement at the Closing to which the Blocker Owners and holders of QualTek Units were entitled as described above, the cumulative value of merger consideration to which they are together entitled equals the Equity Value. The “Equity Value” is the sum of (i) $294,318,544, plus (ii) the value of any Equity Interests of the Company issued as consideration for any acquisitions by the Company prior to the Closing (i.e., $10,000,000), plus (iii) the amount of interest accrued on that certain convertible promissory note in an aggregate principal amount of $30,557,501 issued by the Company to BCP QualTek II in exchange for all of BCP QualTek II’s Class B Units. The exact amount was allocated between the Blocker Owners and holders of QualTek Units as follows (i) 3,642,750 shares of Class A Common Stock to BCP AIV Investor Holdings-3, L.P., (ii) 4,184,290 shares of Class A Common Stock to BCP Strategic AIV Investor Holdings-2, L.P., (iii) 4,096,901 shares of Class A Common Stock to BCP QualTek Investor Holdings, L.P., (iv) 11,780,782 shares of Class B Common Stock and 11,780,782 Common Units to BCP QualTek, LLC, (v) 2,158,223 shares of Class B Common Stock and 2,158,223 Common Units to BCP QualTek II, LLC, and (vi) 4,825,893 shares of Class B Common Stock and 4,825,893 Common Units to QualTek Management HoldCo, LLC (f/k/a BCP QualTek Management, LLC) (“QualTek Management”). No portion of the merger consideration was paid in cash. The foregoing represents the total consideration to be paid to the Blocker Owners and holders of QualTek Units in connection with the Business Combination.

ROCR contributed, as a capital contribution in exchange for a portion of the QualTek Units it acquired in the QualTek Merger (i.e., 16,160,418 QualTek Units), $161,604,181 representing the amount of cash available after payment of the merger consideration under the Business Combination Agreement, which will be used by QualTek or its Subsidiaries to pay the transaction expenses under the Business Combination Agreement.

In conjunction with the completed business combination, the Company repaid the acquisition debt, as noted in Note 8, plus accrued interest with the proceeds from the transaction.

On February 14, 2022, in connection with the Closing, QualTek Services Inc. entered into an indenture (the “Indenture”) with Wilmington Trust, National Association, as trustee, and certain guarantors party thereto, including, among others, certain subsidiaries of the Company, in respect of $124,685 thousand in aggregate principal amount of senior unsecured convertible notes due 2027 (“February 2022 - Convertible Notes”) that were issued to certain investors (collectively, the “February 2022 Convertible Note Investors”). The February 2022 - Convertible Notes were purchased by the Convertible Note Investors pursuant to certain convertible note subscription agreements, dated as of February 14, 2022, between the Company and each of the Convertible Note Investors (collectively, the “Convertible Note Subscription Agreements”).

Pursuant to the Convertible Note Subscription Agreements, the Convertible Note Investors, upon the terms and subject to the conditions set forth in the respective Convertible Note Subscription Agreements, purchased from QualTek Services Inc., and QualTek Services Inc. issued to the Convertible Note Investors, subject to the terms and conditions of the Indenture, $124,685 thousand in aggregate principal amount of Convertible Notes at a purchase price of 98.00% of the principal amount. The Convertible Notes are guaranteed by QualTek Services Inc.’s subsidiaries that guarantee its credit facilities. The Convertible Notes are convertible into shares of QualTek Services Inc.’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), at an initial conversion price of $10.00 (subject to adjustment) in accordance with the terms thereof, and shall mature on February 15, 2027. The Convertible Note Investors may convert their Convertible Notes into shares of Class A Common Stock at any time, subject to the terms of the Indenture. Certain offering-related expenses were payable by QualTek Services Inc., including customary fees payable to the placement agents, Roth and Craig-Hallum, aggregating $5,000 thousand. The Convertible Notes are not redeemable by QualTek Services Inc.